Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. (“Company”), as provided for in the Brazilian

Corporate Law, are hereby invited by the Board of Directors to the Company’s Annual and

Extraordinary Stockholders’ Meeting, which is expected to be held on April 28, 2020 at 11:00 a.m., in the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100,

Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, with the purpose to:

At the Annual General Stockholders’ Meeting

1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the

Fiscal Council, and the Summary of the Report of the Audit Committee and to examine, for resolution, the

Financial Statements for the fiscal year ended December 31, 2019;

2. resolve on the allocation of net income for the year;

3. define the number of members that will comprise the Board of Directors and elect the members of the

Board of Directors and the Fiscal Council for the next yearly term of office. Pursuant to the Brazilian

Securities and Exchange Commission (“CVM”) Instructions No. 165/91 and No. 282/98, it is stated that in order to require the adoption of a multiple voting process for electing members of the Company’s Board of Directors, applicant Stockholders must represent at least five percent (5%) of the voting capital; and

4. resolve on the amount to be allocated for the overall compensation of the members of the Board of

Directors and the Board of Executive Officers, as well as the compensation of the Fiscal Council members.

At the Extraordinary General Stockholders’ Meeting

1. amend the Bylaws in order to include items 5.3. and 5.3.1. to provide for the possibility of the Company taking out civil liability insurance or entering into an indemnity contract in favor of its management members; and

2. consolidate the Bylaws by including the amendments in aforementioned item “1.”

The full description of the matters proposed, as well as their justification, is found in the General

Stockholders Meetings’ Manual.

The documents to be reviewed are available to Stockholders on the Company’s Investor Relations website

(www.itau.com.br/relacoes-com-investidores), as well as on the websites of the CVM (www.cvm.gov.br)

and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

In view of the extraordinary health crisis the world is facing, we strongly encourage Stockholders´ to participate through the remote voting form, in conformity with CVM Instruction No. 481/09, to be sent (i)

directly to the Company, or (ii) to their respecti

ve custody agents, in the case shares are deposited at a

central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, in accordance with the procedures described in the General Stockholders’

Meeting Manual.

Although not recommended, any Stockholders willing to attend the General Stockholders’ Meeting in person must bear their identity document.

Stockholders may also be represented in the General Meetings by a proxy pursuant to Article 126 of Law

No. 6,404/76, provided that this proxy bears an identity document and the following documents evidencing the validity of their proxy (we require that any documents issued abroad to be consularized or apostilled and be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, a Company’s management member or a lawyer.

a) Legal Entities in Brazil: a notarized copy of the articles of association/bylaws of the represented legal entity, proof of election of management members and the corresponding proxy with signature notarized by a public notary’s office;

b) Individuals in Brazil: a proxy with signature notarized by a public notary’s office.

In order to facilitate the conduction of the Meeting, the Company recommends that Stockholders represented by proxies send a copy of the documents listed above by mail or messenger up to 12 noon of

April 24, 2020 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or e-mail to drinvest@itau-unibanco.com.br.

In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 10:00 a.m. onward.

Finally, we inform that, depending on the evolution of the pandemic and on the government guidelines,

we may decide to postpone the Annual and Extraordinary General Stockholders’ Meeting, in which case it will be duly informed and disclosed.

São Paulo (SP), March 27, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head Investor Relations Officer